November 9, 2015

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	AuraSource, Inc. Registration Statement on Form S-1 Filed October 7, 2015 File No. 333-207321

Dear H. Roger Schwall,

AuraSource, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated October 30, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

The Offering, page 6

1. Refer to your disclosure in this section pertaining to “Common stock outstanding after the offering.” Since you are registering the distribution of 5,000,000 shares of common stock pursuant to this offering, please revise the referenced disclosure to clarify that 65,206,655 shares will be outstanding after giving effect to this offering. In that regard, you disclose that 60,206,655 shares are outstanding prior to the offering.

We agree with your comment and have clarified the disclosure that 65,206,655 shares will be outstanding after giving effect to this offering

2. Please also provide revised disclosure in this section in your amended filing, by footnote or otherwise, to better approximate the total number of shares potentially issuable after giving effect to the discount to current market price levels as outlined in your Equity Purchase Agreement. As an example, based on a current average price of approximately $0.15 per share and with the application of the 10% purchase discount to the current market price, it appears that more than 37,000,000 shares would need to be issued to generate the $5 million dollar investment from Southridge Partners II LP contemplated under this arrangement. The number you provide should make clear that it does not give effect to any caps on the number of shares that the investor can own at any time.

We agree with your comment and have increased the disclosure with the potential issuable shares under the Equity Purchase Agreement.

Selling Security Holders, page 17

3. Section 10.3 of the Equity Purchase Agreement you filed as Exhibit 10.8 provides:

“Section 10.3 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Company and Investor and their respective successors. Neither this Agreement nor any rights of Investor or the Company hereunder may be assigned by either party to any other person.”

However, you include references throughout the prospectus to the selling stockholder’s “pledgees, donees, transferees and other successors-in-interest.” Consistent with Section 10.3, please revise the prospectus to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees. The equity line accommodation is unavailable if the investor may transfer its obligations. For general guidance regarding equity line issues, you may refer to Compliance and Disclosure Interpretations: Securities Act Sections, Questions 139.12 – 139.24, which may be viewed at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm. In particular, please see Question and Answer 139.16.

We agree with your comment as Section 10.3 forbids any assignment of the contract. We have removed references to selling stockholder’s “pledgees, donees, transferees and other successors-in-interest

4. Please revise your tabular disclosure in this section in accordance with Item 507 of Regulation S-K. For example, we note in footnote 1 that you have included the shares issuable pursuant to this offering in the amount beneficially owned by your selling stockholder prior to this offering. As it appears that such party does not currently have voting or dispositive power over the shares or the express right under your Equity Purchase Agreement to acquire voting or dispositive power over the shares within 60 days, it is unclear why you have included these shares in the first column. Refer to Exchange Act Rule 13d-3.

We agree with your comment and have revised our tabular disclosure.

Exhibit 10.8

5. It appears that the events described in Section 7.2(e), pertaining to adverse changes, and Section 7.2(f), pertaining to trading suspension or delisting, might not automatically result in termination of the financing agreement. If such events would not result in the automatic termination of the financing agreement, then it appears that the investor might have the discretion to waive such an occurrence and still purchase additional shares following the event. The equity line accommodation is not available if an investor retains discretion regarding whether to accept a put or waive a condition precedent to a company’s ability to issue a put notice. Please disclose whether the investor would retain discretion to reject a put, or to waive the conditions of Sections 7.2(e) or 7.2(f), should a delisting event or material adverse change occur.

We agree with your comment and have disclosed that the investor would not retain the discretion regarding whether to reject a put or to waive the conditions of Sections 7.2(e) or 7.2(f), should a delisting event or material adverse change occur.

* * * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Eric Stoppenhagen, Chief Financial Officer, at (949) 903-0468 if you have questions or need additional information.

Sincerely,

AuraSource, Inc.

/s/ Philip Liu

Philip Liu, CEO